UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Narwold, Karen G.
   UCAR International Inc.
   3102 West End Avenue
   Suite 1100
   Nashville, TN  37203
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |8,540              |D     |                           |
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Common Stock               |      |    | |                  |   |           |708                |I     |(1)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Performance Option (ri|$7.60   |     |    | |           |   |12/08|01/25|Common Stock|1,746  |       |1,746       |D  |            |
ght to buy)           |        |     |    | |           |   |/97  |/07  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$35.00  |     |    | |           |   |(2)  |02/08|Common Stock|8,000  |       |8,000       |D  |            |
buy)                  |        |     |    | |           |   |     |/06  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$39.31  |     |    | |           |   |(3)  |02/10|Common Stock|2,000  |       |2,000       |D  |            |
buy)                  |        |     |    | |           |   |     |/07  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$37.60  |     |    | |           |   |02/10|02/10|Common Stock|10,000 |       |10,000      |D  |            |
buy)                  |        |     |    | |           |   |/98  |/07  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$17.06  |     |    | |           |   |(4)  |09/29|Common Stock|9,000  |       |9,000       |D  |            |
buy)                  |        |     |    | |           |   |     |/08  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$15.50  |     |    | |           |   |(5)  |12/17|Common Stock|36,000 |       |36,000      |D  |            |
buy)                  |        |     |    | |           |   |     |/08  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$14.00  |     |    | |           |   |02/28|02/28|Common Stock|20,000 |       |20,000      |D  |            |
buy)                  |        |     |    | |           |   |/05  |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time Option (right to |$8.56   |12/15|A   | |50,000     |A  |12/15|12/15|Common Stock|50,000 |       |50,000      |D  |            |
buy)                  |        |/00  |    | |           |   |/02  |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR
 Carbon Savings
Plan.
(2) 2,000 of such options became exercisable on May 2, 1996 and 2,000 of such options became exercisable on August 28, 1997.
 In addition, the reporting person was granted 4,000 options which will vest upon the earlier of (i) the date on which the closing price of the
Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8, 2004.
(3) 500 of such options became exercisable on May 2, 1996 and 500 of such options became exercisable on August 28, 1997.
 In addition, the reporting person was granted 1,000 options which will vest upon the earlier of (i) the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 10,
2005.
(4) Of such options, 3,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(5) Of such options, 12,000 vested on each of May 21, 1999, July 14, 1999 and December 17, 1999.
SIGNATURE OF REPORTING PERSON
/s/ Karen G. Narwold
DATE
February  5, 2001